                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1     )*
                                          ---------

                           NATIONAL MEDIA CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   636919102
           --------------------------------------------------------
                                 (CUSIP Number)

      11 Penn Center, Suite 1100, 1835 Market Street, Philadelphia, PA 19103
      ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 26, 1998
           --------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                      ----------------------
CUSIP No. 636919102                   13D                Page  2  of  10  Pages
-------------------                                      ----------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     NM ACQUISITION CO., LLC 95-4696564
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  /X/
     of a Group*                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                                   -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            10,311,520
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                                   -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            10,311,520
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,311,520
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.83%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                      ----------------------
CUSIP No. 636919102                   13D                Page  3  of  10  Pages
-------------------                                      ----------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     TEMPORARY MEDIA CO., LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  /X/
     of a Group*                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                                   -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            10,382,354
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                                   -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            10,382,354
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,382,354
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.97%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                      ----------------------
CUSIP No. 636919102                   13D                Page  4  of  10  Pages
-------------------                                      ----------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     DANIEL M. YUKELSON
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  /X/
     of a Group*                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                                   -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            10,382,354
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                                   -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            10,382,354
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,382,354
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.97%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                      ----------------------
CUSIP No. 636919102                   13D                 Page  5  of  10  Pages
-------------------                                      ----------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     ERIC R. WEISS
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  /X/
     of a Group*                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                                   -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            10,382,354
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                                   -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            10,382,354
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,382,354
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.97%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                      ----------------------
CUSIP No. 636919102                   13D                 Page  6  of  10  Pages
-------------------                                      ----------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     TRUE-DB, INC.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  /X/
     of a Group*                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     NEVADA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                                   -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            10,382,354
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                                   -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            10,382,354
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,382,354
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.97%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                      ----------------------
CUSIP No. 636919102                   13D                Page  7  of  10  Pages
-------------------                                      ----------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     STEPHEN C. LEHMAN
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  /X/
     of a Group*                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                                   -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            10,382,354
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                                   -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            10,382,354
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,382,354
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.97%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                      ----------------------
CUSIP No. 636919102                  13D                 Page  8  of  10 Pages
-------------------                                      ----------------------

ITEM 1.  SECURITY AND ISSUER

     This statement relates to Common Stock, $.01 par value per share (Common Stock"), issued by National Media Corporation, a Delaware Corporation ("NMC"). The address of the principal executive offices NMC is Eleven Penn Center, Suite 1100, 1835 Market Street, Philadelphia, Pennsylvania 19103.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed on behalf of the following persons:

     NM Acquisition Co., LLC, a Delaware limited liability company ("ACO"), of 15821 Ventura Boulevard, Suite 570, Encino, California 91436. ACO's principal business is the acquisition of equity securities issued by NMC.

     Temporary Media Co., LLC, a Delaware limited liability company ("TMC"), of 15821 Ventura Boulevard, Suite 570, Encino, California 91436. TMC's principal business is the provision of management consulting services to NMC.

     Stephen C. Lehman, of 15821 Ventura Boulevard, Suite 570, Encino, California 91436. Mr. Lehman is the acting Chief Executive Officer of NMC and a managing member of TMC.

     True-DB, Inc., a Nevada corporation ("True-DB"), of 15821 Ventura Boulevard, Suite 570, Encino, California 91436. True-DB's principal business is investment.

     Eric R. Weiss, of 15821 Ventura Boulevard, Suite 570, Encino, California 91436. Mr. Weiss is a managing member of TMC.

     Daniel M. Yukelson, of 15821 Ventura Boulevard, Suite 570, Encino, California 91436. Mr. Yukelson is a managing member of TMC.

     None of the above persons has, during the last five years, been either (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as the result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     ACO purchased the Series D Stock (as defined below) and the ACO Warrants (as defined below) for $10,000,000, the source of which was ACO's working capital.

     TMC received the TMC Options (as defined below) in consideration of its agreement to provide management consulting services to NMC.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the transactions described below is to cause ACO to acquire a controlling interest in NMC. Subject to the satisfaction of the conditions applicable to such transactions, including NMC stockholder approval, ACO would be the beneficial owner of approximately 53,044,443 shares of Common Stock, representing approximately 52% of the outstanding Common Stock on a fully diluted basis. At such time, ACO intends, pursuant to the terms of its Operating Agreement, to dissolve and distribute in kind the NMC equity securities held by it to its members in proportion to their membership interests. Such dissolution and distribution are subject to the agreement of the proposed recipients of such equity securities to enter into a voting agreement, granting TMC an irrevocable proxy over all such NMC securities, and an agreement restricting their rights to transfer such voting securities.

-------------------                                      ----------------------
CUSIP No. 636919102                  13D                 Page  9  of  10 Pages
-------------------                                      ----------------------

     On August 11, 1998, ACO entered into a Stock Purchase Agreement with NMC, pursuant to which ACO will, subject to the satisfaction of certain conditions including NMC stockholder approval, purchase from NMC up to 22,000 shares of Series E Convertible Preferred Stock ("Series E Stock"). Each share of Series E Stock is to be convertible into 667 shares of Common Stock, and each share of Series E Stock is to have voting power equal to 667 shares of Common Stock. This transaction would result in: (i) ACO acquiring additional NMC securities; (ii) NMC adopting a Certificate of Designations, Preferences and Rights of Series E Stock; (iii) ACO having the right to appoint a majority of NMC's Directors and a reduction in the number of NMC's Directors to seven; (iv) the appointment of Mr. Lehman as NMC's Chief Executive Officer; and (v) an increase in NMC's issued and authorized capital to allow for the issuance and conversion of the Series E Stock.

     On August 11, 1998, TMC entered into a Consulting Agreement with NMC, pursuant to which TMC was granted: (i) warrants to purchase up to 2,612,500 shares of Common Stock (the "TMC Warrants"), subject to the satisfaction of certain conditions including NMC stockholder approval of the transactions contemplated by the Stock Purchase Agreement; and (ii) an option (the "TMC Options") to purchase up to 212,500 shares of Common Stock, vesting over a six month period from August 11, 1998, and subject to certain cancellation conditions including NMC stockholder disapproval of the transactions contemplated by the Stock Purchase Agreement.

     On August 11, 1998, ACO entered into a Letter Agreement with Capital Ventures International, a Cayman Islands partnership, and RGC International Investors, LDC, a Cayman Islands limited duration company, pursuant to which ACO purchased: (i) 10,000 shares of Series D Convertible Preferred Stock of NMC ("Series D Stock"); and (b) warrants to purchase up to 992,942 shares of Common Stock. See Item 5, below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The aggregate number of shares of outstanding Common Stock is 25,453,752, based on NMC's Annual Report on Form 10K, filed with the SEC as of July 8, 1998, for the fiscal year ended March 31, 1998. For the purposes of percentage calculations under this Item 5, the number of outstanding shares is increased to reflect the relevant issuances of Common Stock on a fully diluted basis.

     ACO is the beneficial owner of 10,311,520 shares of Common Stock representing 28.23% of the outstanding Common Stock on a fully diluted basis and each of the other persons identified in Item 2 is the beneficial owner of 10,382,354 shares of Common Stock, representing 28.97% of the outstanding Common Stock on a fully diluted basis, as a result of the following:

     On August 11, 1998, ACO purchased 10,000 shares of Series D Stock and the ACO Warrants. On August 25, 1998, ACO waived certain conversion and exercise limitations affecting the Series D Stock and the ACO Warrants. As a result of such waivers, ACO became entitled to acquire up to 9,318,578 shares of Common Stock by conversion of the Series D Stock and up to 992,942 shares of Common Stock by exercise of the ACO Warrants. Pursuant to Rule 13d-3-(d)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), ACO became the beneficial owner of such 10,311,520 shares of Common Stock on August 26, 1998, being the first date upon which ACO was entitled to acquire such 10,311,520 shares within 60 days.

     TMC is the Manager of ACO. Pursuant to Rule 13d-3(a) of the Exchange Act, TMC is the beneficial owner of the 10,311,520 shares of Common Stock described above because TMC has the power to direct the voting and disposition of such shares. On August 11, 1998, NMC issued the TMC Options to TMC. Within 60 days after the date of this statement, TMC is entitled to acquire up to 70,834 shares of Common Stock by exercise of the TMC Options and therefore is the beneficial owner of such 70,834 shares pursuant to Rule 13d-3-(d)(1)(i) under the Exchange Act.

     Stephen C. Lehman, True-DB and Daniel M. Yukelson are the managing members of TMC. Each of Messrs. Lehman, Weiss and Yukelson and True-DB is the beneficial owner of the 10,311,520 shares of Common Stock direct owned by ACO and the 70,834 shares of Common Stock directly owned by TMC because each has shared power to direct the voting and disposition of the shares directly held by TMC and, through their control of TMC, the shares over which TMC has the power to direct voting and disposition. Eric R. Weiss is the controlling stockholder of True-DB.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4.

-------------------                                      ----------------------
CUSIP No. 636919102                  13D                 Page  10  of  10 Pages
-------------------                                      ----------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A -- Limited Power of Attorney for Section 16(a) and Section 13(d) Filings.

     Exhibit B -- Stock Purchase Agreement, dated August 11, 1998, by and between NMC and ACO, incorporated by reference to Exhibit 10.1 to the Form 8-K of NMC dated August 18, 1998 (File No. 001-06715).

     Exhibit C -- Letter Agreement, dated August 12, 1998, by and between NMC, ACO, RGC International Investors, LDC and Capital Ventures
International, incorporated by reference to Exhibit 10.4 to the Form 8-K of NMC dated August 18, 1998 (File No. 001-06715).

     Exhibit D -- Consulting Agreement, dated August 11, 1998, by and between NMC and TMC, incorporated by reference to Exhibit 10.2 to the Form 8-K of NMC dated August 18, 1998 (File No. 001-06715).

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ----------------------------------------
                                       (Date)



NM ACQUISITION CO., LLC,               TEMPORARY MEDIA CO., LLC
a Delaware limited liability company   a Delaware limited liability company


by its Manager,
Temporary Media Co., LLC               By
a Delaware limited liability company
                                              Daniel M. Yukelson
                                              Managing Member
By

       Daniel M. Yukelson             STEPHEN C. LEHMAN,
       Managing Member                ERIC R. WEISS and
                                      TRUE-DB, INC, a Nevada corporation



--------------------------            By
DANIEL M. YUKELSON
                                             Daniel M. Yukelson,
                                             Attorney in fact